1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 9, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC April 2014 Revenue Report

Hsinchu, Taiwan, R.O.C. – May 9, 2014 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for April 2014: On a consolidated basis, revenues for April 2014 were approximately NT$61.89 billion, an increase of 23.9 percent from March 2014 and an increase of 23.6 percent over April 2013. Revenues for January through April 2014 totaled NT$210.10 billion, an increase of 14.9 percent compared to the same period in 2013.

TSMC Revenue Report (Consolidated):

(Unit: NT$ million)

Period	April 2014	March 2014	M-o-M Increase (Decrease) %	April 2013	Y-o-Y Increase (Decrease) %	January to April 2014	January to April 2013	Y-o-Y Increase (Decrease) %
Net Revenues	61,887	49.956	23.9	50,071	23.6	210,103	182,826	14.9

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

May 9, 2014

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of April 2014.

1.	Sales volume (in NT$ thousands)

Period	Items	2014	2013
April	Net sales	61,887,391	50,070,645
Jan.-April	Net sales	210,102,563	182,825,641

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC Partners*	43,811,114	3,323,100

*	Borrowers include TSMC Solar and TSMC Solid State Lighting, which are both TSMC’s subsidiaries.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	211,877,064	45,315,000

*	The guarantee is provided to TSMC Global, a wholly-owned subsidiary of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	13,984,801	10,595,900
	Mark to Market Profit/Loss	(50,596)	19,546
	Unrealized Profit/Loss	(89,222)	19,546
Expired Contracts	Notional Amount	156,588,700	48,365,400
	Realized Profit/Loss	100,590	275,856
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	3,662,843	—
	Mark to Market Profit/Loss	(27,514)	—
	Unrealized Profit/Loss	(46,967)	—
Expired Contracts	Notional Amount	8,071,895	—
	Realized Profit/Loss	(54,500)	—
Equity price linked product (Y/N)		N	—

•	TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	1,193,646	1,810,268
	Mark to Market Profit/Loss	4,567	4,789
	Unrealized Profit/Loss	8,498	724
Expired Contracts	Notional Amount	2,732,558	6,645,812
	Realized Profit/Loss	1,236	7,088
Equity price linked product (Y/N)		N	N

•	TSMC Solid State Lighting

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	60,188	390,780
	Mark to Market Profit/Loss	239	2,014
	Unrealized Profit/Loss	477	2,573
Expired Contracts	Notional Amount	154,387	847,840
	Realized Profit/Loss	8	495
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	66,930	—
	Mark to Market Profit/Loss	(101)	—
	Unrealized Profit/Loss	(101)	—
Expired Contracts	Notional Amount	—	—
	Realized Profit/Loss	—	—
Equity price linked product (Y/N)		N	—

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	51,393,581	—
	Mark to Market Profit/Loss	1,112,133	—
	Unrealized Profit/Loss	6,676,672	—
Expired Contracts	Notional Amount	—	—
	Realized Profit/Loss	—	—
Equity price linked product (Y/N)		Y	—